EXHIBIT 99.1

Galapagos appoints Simon Sturge to its Board of Directors

Mechelen, Belgium; 19 September 2023, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that during its meeting of 19 September 2023, the Board of Directors appointed Mr. Simon Sturge as Non-Executive Independent Director by way of cooptation. Mr. Sturge replaces Dr. Mary Kerr who stepped down on 18 September 2023.

Mr. Sturge brings over 40 years of international biotech and pharma experience with leadership positions at Merck KGaA and Boehringer Ingelheim. He held CEO roles at several biotech companies, including Kymab (now Sanofi) and Celltech Biologics (now Lonza), and founded Ribotargets (now Vernalis). Mr. Sturge is currently Chairman of the Board of Directors of MoonLake Immunotherapeutics, Precerix and Mediar Therapeutics. He is also a member of the Board of Trustees of Weizmann UK, part of Weizmann Institute, a renowned multidisciplinary scientific research institute, and Our Future Health, a UK-based charity organization. He previously was a member of the Boards of Nemesis BioScience, Feedback plc, Silence Therapeutics, and Cristal Therapeutics.

“On behalf of Galapagos’ Board of Directors, I am very pleased to welcome Simon to our Board,” said Dr. Paul Stoffels1, CEO and Chairman of Galapagos. “Simon is an accomplished life sciences leader and is well versed with global experience in M&A, business transformations and commercial operations. His extensive expertise in biologics manufacturing from decades of leadership roles at Celltech Biologics, Merck KGaA and Boehringer Ingelheim, brings complementary strategic insights to our Board and will be invaluable as we position our company for long-term value creation.”

“I am very honored to join the Board of Directors of Galapagos and I am excited to work with this talented team that is dedicated to making a transformational impact on the lives of patients worldwide,” commented Mr. Sturge. “I look forward to contributing to the company’s ambition to accelerate science and innovation in its strategic areas of immunology and oncology.”

“The Board and I also want to sincerely thank Dr. Kerr for her important contributions and commitment since she joined the Board in 2016. She has been instrumental in guiding our company through many stages of development. It has been a real pleasure working with her and I wish her all the best, both personally and professionally. With the recent addition of Dr. Schaffert and the appointment of Mr. Sturge to the Board, we are well positioned to maintain our commitment to an experienced Board with diverse and complementary expertise,” concluded Dr. Stoffels.

About Galapagos
Galapagos is a fully integrated biotechnology company united around a single purpose: to transform patient outcomes through life-changing science and innovation for more years of life and quality of life. We focus on the key therapeutic areas of immunology and oncology, where we have developed deep scientific expertise in multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs and our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contact

Media inquiries Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs ir@glpg.com

Forward-looking statements

This press release may include forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “will,” “long-term,” and “forward,” and any similar expressions. These statements include, but are not limited to, statements regarding the appointment of a new director. Any forward-looking statements in this press release are based on our management’s current expectations and beliefs, and are not guarantees of future performance. Forward-looking statements may involve unknown and known risks, uncertainties and other factors which might cause our actual results, performance, or achievements to be materially different from any historic or future results, performance, or achievements expressed or implied by such statements. These risks, uncertainties and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from the appointment of the new director. A further list and description of these risks, uncertainties and other factors can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC, as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance, or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any forward-looking statements in this press release, unless required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’